                                                FILED PURSUANT TO RULE 424(b)(1)
                                            REGISTRATION STATEMENT NO. 333-86675


                                 $200,000,000

                          SAFEGUARD SCIENTIFICS, INC.
             5.0% CONVERTIBLE SUBORDINATED NOTES DUE JUNE 15, 2006
                           -------------------------

     Holders of our 5.0% Convertible Subordinated Notes due June 15, 2006 may offer for sale the notes and the shares of our common stock into which the notes are convertible at various times at market prices prevailing at the time of sale or at privately negotiated prices. The selling holders may sell the notes or the common stock to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. Interest on the notes is payable in arrears on June 15 and December 15 of each year, beginning on December 15, 1999. The notes will mature on June 15, 2006 unless earlier converted or redeemed. The notes are unsecured and rank below our existing and future indebtedness and would be effectively subordinated to all indebtedness and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

     The holders of the notes may convert any portion of a note (in multiples of $1,000) into common stock, at a conversion price which is $75.0441 per share as of November 30, 1999 and which is subject to adjustment in certain events. Our common stock is quoted on the New York Stock Exchange under the symbol "SFE." On November 29, 1999, the closing price of the common stock was $117.00 per share.

     The notes are not entitled to any sinking fund. At any time on or after June 18, 2002, we may redeem the notes on at least 20 days', but no more than 60 days', notice as a whole or, from time to time, in part. The prices at which we may redeem the notes will be equal to the following percentage of principal amount, plus any interest that has accrued through, and including, the date fixed for redemption:

     . if redeemed during the period beginning June 18, 2002 and ending June 15, 2003, at a redemption price of 102.50% and

     .    if redeemed during the 12-month period beginning June 16:


                                                            REDEMPTION
                YEAR                                          PRICE
                ----                                        ----------
                2003...............................           101.67%
                2004...............................           100.83%
                2005...............................           100.00%

     and 100% at June 15, 2006.

     We do not intend to apply for listing of the notes on any securities exchange or for quotation through any automated quotation system. The notes are eligible for trading in the Private Offerings, Resale and Trading through Automated Linkages ("PORTAL") market of the National Association of Securities Dealers, Inc.

     We will not receive any proceeds from the sale of the notes and the common stock into which the notes are convertible by the selling holders. We will pay all expenses other than selling commissions and fees and stock transfer taxes of the registration and sale of the notes and the common stock.

     INVESTING IN THE NOTES OR THE COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.


                           -------------------------


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                           -------------------------

PROSPECTUS DATED DECEMBER 6, 1999

                               TABLE OF CONTENTS


                                                      PAGE
                                                      ----

     FORWARD-LOOKING INFORMATION....................     1
     HOW TO OBTAIN MORE INFORMATION.................     2
     SAFEGUARD SCIENTIFICS, INC.....................     3
     RISK FACTORS...................................     5
     RATIO OF EARNINGS TO FIXED CHARGES.............    11
     PRO FORMA RATIO OF EARNINGS TO
       FIXED CHARGES................................    12
     DESCRIPTION OF NOTES...........................    13
     UNITED STATES FEDERAL INCOME TAX CONSEQUENCES..    31
     USE OF PROCEEDS................................    34
     DESCRIPTION OF CAPITAL STOCK...................    35
     SELLING HOLDERS................................    39
     PLAN OF DISTRIBUTION...........................    42
     LEGAL MATTERS..................................    44
     EXPERTS........................................    44

                          FORWARD-LOOKING INFORMATION



     This prospectus includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact we make in this prospectus or in any document incorporated by reference are forward-looking. In particular, the statements herein regarding our future results of operations or financial position are forward-looking statements. Forward-looking statements reflect our current expectations and are inherently uncertain. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You should understand that future events, in addition to those discussed elsewhere in this prospectus, particularly under "Risk Factors," could affect our future operations and cause our results to differ materially from those expressed in our forward-looking statements.

                        HOW TO OBTAIN MORE INFORMATION


     We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read any document we file at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference rooms. You may also read our filings at the SEC's Web site at http://www.sec.gov.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC's public reference facilities or Web site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with it. This means that we can disclose important information to you by referring you to those documents. This information we incorporate by reference is considered a part of this prospectus, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

     -   Our Annual Report on Form 10-K for the year ended December 31, 1998;
     -   Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;
     -   Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999;
     - Our Amendment to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999;
     -   Our Quarterly Report on Form 10-Q for the quarter ended September 30,
         1999;
     - Our Current Reports on Form 8-K filed on May 25, 1999, as amended on Form 8-K/A filed on July 26, 1999.

     You may obtain copies of these documents, other than exhibits, free of charge by contacting our corporate secretary at our principal offices, which are located at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, Pennsylvania, 19087-1945, telephone number (610) 293-0600.

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling holders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

                          SAFEGUARD SCIENTIFICS, INC.

     Safeguard is an information technology (IT) holding company that identifies, acquires, operates and manages IT companies and has interests in private equity funds. We are now focusing on IT companies with particular emphasis on companies engaged in e-commerce, network infrastructure activities and enterprise applications. We believe that these sectors provide opportunities for success driven by the rapid growth of the Internet as a fundamental business tool. We generally acquire ownership interests in companies that allow us to have a significant influence over their direction and management. These positions may represent either a majority or minority ownership interest, although we are generally the largest shareholder of our partner companies. We assign a dedicated team to each partner company and actively assist our partner companies in their management, operations and finances.

     Our principal mission is to promote long-term shareholder value. This approach reflects our belief that shareholder value is maximized by retaining and promoting the entrepreneurial energy and creativity of the managers of our partner companies. The entrepreneurs of our partner companies generally retain significant equity interests in their businesses, and their interests as shareholders remain aligned with ours. We provide a full range of operational and management services through a team of Safeguard professionals dedicated to that partner company. Each team has expertise in the areas of business/technology strategy, operations, finance, and legal and transactional support, and provides hands-on assistance to the management of our partner companies in support of their growth. The level of our involvement varies and in some circumstances includes the provision of full-time interim personnel. Since we generally partner with a long-term view, we seek different ways to maximize the long-term value of our partner companies. In addition to providing operational assistance to help partner companies grow, this is achieved through "directed share subscription programs" as part of traditional initial public offerings ("IPOs") (which we refer to as "Safeguard Shares Subscription Programs"), "rights IPOs", mergers, sales, open-market transactions, follow-on acquisitions or the divestiture of our position over time. We typically retain a significant ownership position in a partner company after the partner company conducts its IPO.

     A directed share subscription program involves the distribution of subscription rights by a partner company to shareholders of Safeguard that own more than a specified minimum number of shares of Safeguard common stock. These subscription rights provide Safeguard shareholders with the opportunity to purchase, at the public offering price, a portion of the shares offered by the partner company in its IPO. Safeguard shareholders may not transfer this opportunity except involuntarily by operation of law.

     A rights IPO is an initial public offering conducted by a partner company by offering rights to purchase its stock solely to Safeguard shareholders. The rights typically must be exercised within 35 days after the date they are granted. Safeguard shareholders may elect to exercise the rights, allow the rights to expire or sell the rights. For each rights IPO to date, the rights have been listed on the Nasdaq National Market where a public trading market for the rights has developed. A rights IPO involves one or more standby underwriters to purchase shares not purchased upon exercise of rights.

     As of October 31, 1999, we held interests in 33 partner companies and participate in the management of nine private equity funds. These funds had investments in approximately 132 companies as of October 31, 1999.

     Although we refer to the companies in which we have acquired an equity interest as our "partner companies," we do not act as an agent or legal representative for any of our partner companies. We do not have the power or authority to legally bind any of our partner companies.

     Our web page and the web pages of our partner companies are not part of this prospectus.

                                 RISK FACTORS


     You should carefully consider the following risk factors and other information in this prospectus before investing in the notes or the common stock issuable upon conversion of the notes.

     Except for the historical information in this prospectus, the matters contained in this prospectus include forward-looking statements that involve risks and uncertainties. The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this prospectus. Such factors, among others, may have a material adverse effect upon our business, results of operations and financial condition.

RISKS RELATED TO SAFEGUARD

     RELIANCE ON OUR PARTNER COMPANIES -- OUR OPERATING PERFORMANCE AND THE VALUE OF OUR ASSETS ARE DEPENDENT ON OUR PARTNER COMPANIES.

     A significant portion of our assets consist of our ownership in our partner companies. As a result, our future performance is substantially dependent upon the performance of our partner companies. If our partner companies are not successful, our operating performance will be materially adversely affected and the value of our assets will decline.

     VARIABILITY OF OPERATING RESULTS -- OUR OPERATING RESULTS WILL FLUCTUATE AND THESE FLUCTUATIONS MAY ADVERSELY AFFECT OUR STOCK PRICE.

     Our operating results have fluctuated from period to period. Our operating results have been dependent upon the performance of our partner companies and general market conditions. If our partner companies are not successful or the markets become unfavorable, our partner companies may not be able to complete securities offerings and we may not be able to generate gains or receive proceeds from the sales of securities. Fluctuations in future periods may be greater than those experienced in past periods as a result of our focus on companies related to the Internet. The market for securities of Internet-related companies has been more volatile than the market in general.

     DEPENDENCE ON FUTURE MARKET CONDITIONS -- OUR ABILITY TO CREATE SHAREHOLDER VALUE WILL BE MATERIALLY ADVERSELY AFFECTED IF FUTURE MARKET CONDITIONS BECOME UNFAVORABLE FOR PROLONGED PERIODS.

     Our strategy involves creating value for our shareholders by helping our partner companies grow and assisting them in completing initial public offerings. If the public markets in general, or the market for Internet-related companies in particular, were to weaken for a prolonged period of time, the ability of our partner companies to successfully complete IPOs would be materially adversely affected. And since we typically retain a significant ownership position after a partner company conducts its initial public offering, our ability to increase our shareholder value through the initial public offering process would also be adversely affected.

     COMPETITION IN ACQUIRING INTERESTS IN PARTNER COMPANIES -- OUR GROWTH DEPENDS UPON OUR ABILITY TO SUCCESSFULLY ACQUIRE INTERESTS IN EMERGING IT COMPANIES AT ATTRACTIVE VALUATIONS.

     Our growth depends upon our ability to successfully acquire interests in emerging IT companies at attractive valuations. We face substantial competition in acquiring these interests, from, among others, the following types of organizations:

     .  venture capital firms

     .  large corporate investors

     .  publicly-traded Internet companies

     .  our partner companies

These competitors may limit our opportunity to acquire interests in new partner companies. In addition, we may be unable to acquire interests in emerging companies for other reasons, including:

     .  the inability to agree on terms, such as price and ownership percentages

     .  incompatibility between us and management

     .  access to sufficient funding

Our growth will be materially adversely affected if we cannot acquire interests in a sufficient number of emerging companies.

     COMPUCOM -- OUR REVENUES ARE SUBSTANTIALLY DEPENDENT ON COMPUCOM.

     Because we generally obtain less than a 50% voting interest in our partner companies, we generally do not consolidate the results of operations of our partner companies with our results of operations. However, we own more than 50% of four partner companies, CompuCom Systems, Inc., Tangram Enterprise Solutions, Inc., Aligne, Inc. and Sotas, Inc., and therefore consolidate the results of operations of these four companies.

     For 1998, the revenues of CompuCom represented more than 95% of out total revenues. At December 31, 1998, we owned approximately 60% of the aggregate voting interests of CompuCom. If our voting ownership of CompuCom were to decrease below 50% as a result of the issuance of stock in an acquisition or other transaction, we may no longer be able to consolidate the results of operations of CompuCom with our results of operations. While this would affect our earnings per share only to the extent of our ownership change, the presentation of our consolidated statement of operations and balance sheet would change dramatically.

     MANAGEMENT OF GROWTH -- MANY OF OUR PARTNER COMPANIES GROW RAPIDLY AND MAY BE UNABLE TO MANAGE THEIR GROWTH.

     Many of our partner companies grow rapidly. Rapid growth often places considerable operational, managerial and financial strain on a company. To successfully manage rapid growth, our partner companies must, among other things, do many of the following:

     .  rapidly improve, upgrade and expand their business infrastructures

     .  hire, train and retain key and other personnel

     .  deliver services and products on a timely basis

     .  maintain levels of service expected by clients and customers

     .  maintain adequate levels of liquidity

We will be materially adversely affected if a sufficient number of our partner companies are unable to successfully manage their growth.

     RELIANCE ON KEY PERSONNEL -- OUR SUCCESS DEPENDS UPON OUR SENIOR MANAGEMENT AND THE KEY PERSONNEL OF OUR PARTNER COMPANIES.

     Our success depends upon the continued employment of and performance by our senior management, particularly our Chairman and Chief Executive Officer, Warren "Pete" Musser, and the key personnel of our partner companies. We may be materially adversely affected if one or more of our senior management team do not continue to perform in their present positions or if we and our partner companies are unable to hire and retain a sufficient number of qualified management, professional, technical and marketing personnel.

     INVESTMENT COMPANY ACT OF 1940 -- WE MAY BE REQUIRED TO TAKE SIGNIFICANT ACTIONS THAT ARE CONTRARY TO OUR BUSINESS OBJECTIVES TO AVOID BEING REQUIRED TO REGISTER AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940.

     As an operating company, we believe that we are not an investment company as that term is defined under the Investment Company Act. Generally, a company must register under the Investment Company Act and comply with significant restrictions on operations and transactions with affiliates if its investment securities exceed 40% of the company's total assets, or if it holds itself out as being primarily engaged in the business of investing, owning or holding securities. Under an alternative test, a company is not required to register under the Investment Company Act if not more than 45% of its total assets consist of, and not more than 45% of its net income is derived from, securities other than government securities and securities of majority-owned subsidiaries and companies primarily controlled by it. If we are unable to rely on these alternative tests, we could ask for exemptive relief from the Securities and Exchange Commission. We are also able to rely once every three years on a one-year temporary exemption from the registration requirements of the Investment Company Act.

     If we were not able to obtain exemptive relief and the one-year temporary exemption were no longer available, we might need to take certain actions to avoid the requirement to register as an investment company. For example, we might be compelled to acquire additional income or loss generating assets that we might not otherwise have acquired, be forced to forego opportunities to acquire interests in companies that would be important to our strategy or be forced to forego the sale of minority interests we would otherwise want to sell. In addition, we might need to sell some assets which are considered to be investment securities, including interests in partner companies. It is not feasible for us to register as an investment company because the Investment Company Act regulations are inconsistent with our strategy of acquiring, operating and managing our partner companies.

     YEAR 2000 -- WE MAY BE MATERIALLY ADVERSELY AFFECTED BY YEAR 2000 PROBLEMS.

     The Year 2000 issue results from the writing of computer programs using two digits rather than four to define the applicable year. Because of this programming convention, computer software, hardware or firmware may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures, miscalculations or errors causing disruptions of operations or other business problems, including, among others, a temporary inability to process transactions or engage in other normal business activities. We could be materially adversely affected if our systems or the systems on which our partner companies are dependent to conduct their operations are not Year 2000 compliant. Other potential areas of exposure include Year 2000 problems encountered by customers, vendors or other third parties that have material business relationships with us or our partner companies.

RISK RELATED TO THE INTERNET INDUSTRY

     SECURITY OF INTERNET TRANSACTIONS -- CONCERNS REGARDING SECURITY OF TRANSACTIONS AND TRANSMITTING CONFIDENTIAL INFORMATION OVER THE INTERNET, AND SECURITY PROBLEMS EXPERIENCED BY OUR PARTNER COMPANIES, MAY HAVE AN ADVERSE IMPACT ON OUR BUSINESS.

     We believe that concern regarding the security of confidential information transmitted over the Internet prevents many potential customers from engaging in online transactions. If our partner companies that depend on such transactions do not maintain sufficient security features, our partner companies' products may not gain market acceptance or there may be additional legal exposure to them.

     Despite the measures some of our partner companies have taken, the infrastructure of each of them is potentially vulnerable to physical or electronic break-ins, viruses and similar problems. If a person circumvents the security measures imposed by any one of our partner companies, he or she could misappropriate proprietary information or cause interruption in operation of the partner company. Security breaches that result in access to confidential information could damage the reputation of any one of our partner companies and expose the partner company affected to a risk of loss or liability. Some of our partner companies may be required to make significant investments and efforts to protect against or remedy security breaches. Additionally, as e-commerce becomes more widespread, customers of our partner companies will become more concerned about security. If our partner companies are unable to adequately address these concerns, they may be unsuccessful.

     RAPID TECHNOLOGICAL CHANGE -- OUR PARTNER COMPANIES OPERATE IN MARKETS CHARACTERIZED BY RAPID TECHNOLOGY CHANGE.

     The markets in which our partner companies operate are characterized by rapid technological change, frequent new product and service introductions and evolving industry standards. Significant technological changes could render their existing technologies, products and services obsolete. The e-commerce market's growth and intense competition exacerbate these conditions. If our partner companies are unable to successfully respond to these developments or do not respond in a cost-effective way, our business, financial condition and operating results will be adversely affected. To be successful, our partner companies must adapt to their rapidly changing markets by continually improving the responsiveness, services and features of their products and services and by developing new features to meet the needs of their customers. Our success will depend, in part, on our partner companies' abilities to license leading technologies useful in their businesses, enhance their existing products and services and develop new offerings and technology that address the needs of their customers. Our partner companies will also need to respond to technological advances and emerging industry standards in a cost-effective and timely manner.

     REGULATION OF THE INTERNET -- GOVERNMENT REGULATIONS AND LEGAL UNCERTAINTIES MAY PLACE FINANCIAL BURDENS ON OUR BUSINESS AND THE BUSINESSES OR OUR PARTNER COMPANIES.

     As of November 30, 1999, there were few laws or regulations directed specifically at e-commerce. However, because of the Internet's popularity and increasing use, new laws and regulations may be adopted. These laws and regulations may address issues such as the collection of and use of data from Web site visitors and related privacy issues, pricing, content, copyrights, online gambling, distribution and the quality of goods and services. The enactment of any additional laws or regulations may impede the growth of the Internet and e-commerce, which could reduce sales and increase costs of our partner companies. Laws and regulations directly applicable to e-commerce or Internet communications are becoming more prevalent. Although these laws may not have direct adverse effect on our business or those of our partner companies, they add to the legal and regulatory burden faced by e-commerce companies.

RISKS RELATED TO THE NOTES

     SUBORDINATION -- THE NOTES ARE SUBORDINATED AND THERE ARE NO FINANCIAL COVENANTS.

     The notes are unsecured and subordinated in right of payment to any senior indebtedness. As a result of this subordination, in the event of our bankruptcy, liquidation or reorganization or certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full. After repaying any senior indebtedness, we may not have sufficient assets remaining to pay amounts on any or all of the notes then outstanding.

     The indenture does not prohibit or limit the incurrence of senior indebtedness or other indebtedness and liabilities. We may from time to time incur additional indebtedness, including senior indebtedness. The indenture does not contain any financial covenants or restrictions on the payment of dividends. The indenture does not restrict the incurrence of indebtedness or the issuance or repurchase of securities by us or our subsidiaries. The indenture contains no covenants or other provisions to afford you protection in the event of a highly leveraged transaction or a change in control except as described under "Description of Notes -- Repurchase of Notes on Fundamental Change." The term "fundamental change" is limited to certain specified transactions. It may not include other events that might adversely affect our financial condition. In addition, our requirement to offer to repurchase the notes upon a fundamental change will not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Safeguard.

     REPAYMENT OF NOTES -- WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE REPURCHASE OF THE NOTES.

     We cannot guarantee that we will have sufficient funds to pay the repurchase price in cash at maturity or in the event of a fundamental change. In addition, our credit agreement prohibits us from repurchasing the notes in certain events, including those that would be considered a fundamental change. If a fundamental change were to occur at a time when we were prohibited from repurchasing the notes, we would attempt to refinance the borrowings that contained these prohibitions. If we were not able to obtain a consent or repay these borrowings, we would be prohibited from repurchasing the notes. This would result in an event of default under the indenture. This may also result in an event of default under our other indebtedness. In this circumstance, the subordination provisions of the indenture would likely prohibit us from making payments to you.

     POSSIBLE VOLATILITY OF NOTES AND COMMON STOCK PRICE -- THE MARKET PRICES FOR OUR COMMON STOCK AND THE NOTES MAY BE VOLATILE.

     The market price for our common stock has been volatile and has fluctuated significantly to date. The trading price of our common stock, and therefore, our notes, is likely to continue to be highly volatile. In addition, the stock market in general and the market for technology companies in particular, have experienced extreme price and volume fluctuations. These broad market and industry factors may materially and adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against such companies. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on our business, financial condition and results of operations.

                      RATIO OF EARNINGS TO FIXED CHARGES

                                (in thousands)




                                             NINE
                                            MONTHS
                                             ENDED                         FOR THE YEARS ENDED DECEMBER 31,
                                          SEPTEMBER 30,    ---------------------------------------------------------------
                                              1999            1998          1997        1996         1995       1994
                                          -------------    ----------    ---------   ---------    ---------   ---------
Earnings before Minority interest
 and Equity (Income)/Loss.................   $ 98,169        $173,677      $61,147     $51,607      $41,509     $25,409
Fixed Charges.............................     28,263          33,620       25,759      28,749       22,505      20,568
                                            ---------        --------     --------    --------      -------     -------
 Adjusted Earnings........................    126,432         207,297       86,906      80,356       64,014      45,977

Fixed Charges
Interest..................................   $ 26,664          29,720       22,359      23,916       19,538      17,468
Assumed interest element included
 in rent expense (1)......................      1,559           3,900        3,400       4,833        2,967       3,100
                                            ---------        --------     --------    --------      -------     -------
Total Fixed Charges.......................     28,263          33,620       25,759      28,749       22,505      20,568

Earnings Available to Cover
Fixed Charges(*)..........................   $126,432        $207,297      $86,906     $80,356      $64,014     $45,977


Ratio of Earnings to Fixed Charges........    4.47            6.17          3.37        2.80         2.84        2.24

-------------------------
(*) Earnings consist of earnings before income taxes, minority interest and equity (income)/loss plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and that portion of rental expense we believe to be representative of interest.
(1) Total rent expense for the year divided by three. This is the portion of rental expense that Safeguard Scientifics, Inc. believes to be representative of interest.

                 PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES



                                                        NINE MONTHS
                                                           ENDED                      YEAR ENDED
                                                     SEPTEMBER 30, 1999            DECEMBER 31, 1998
                                                   ----------------------        ---------------------
Earnings before Minority interest
and Equity (Income)/Loss.........................         $ 98,169                      $173,677
Fixed Charges....................................           28,181                        39,340
                                                          --------                      --------
  Adjusted Earnings..............................          126,350                       213,017

Fixed Charges
Interest.........................................           26,582                        35,440
Assumed interest element included in rent
 expense (1).....................................            1,599                         3,900
                                                          --------                      --------

Total Fixed Charges..............................           28,181                        39,340

Earnings Available to Cover
Fixed Charges(*).................................         $126,350                      $213,017

Ratio of Earnings to Fixed Charges...............            4.48                          5.41

(*) Earnings consist of earnings before income taxes, minority interest and equity (income)/loss plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and that portion of rental expense we believe to be representative of interest.
(1) Total rent expense for the year divided by three. This is the portion of rental expense that Safeguard Scientifics, Inc. believes to be representative of interest.

                             DESCRIPTION OF NOTES


     The notes were issued under an indenture dated as of June 9, 1999 between Safeguard and Chase Manhattan Trust Company, National Association, as trustee. This section summarizes the provisions of the notes and the indenture and the related Registration Rights Agreement. You should refer to these documents for more detailed information.

GENERAL

     We issued $200,000,000 aggregate principal amount of the notes. The notes are unsecured general obligations of Safeguard subordinate in right of payment to certain other of our obligations. Holders of the notes may convert them into
our common stock as described below.   The notes were issued only in multiples
of $1,000 and mature on June 15, 2006 unless earlier converted by holders or redeemed.

     The indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of indebtedness, including indebtedness or issuing or repurchasing any of our other securities. The indenture also does not contain covenants or other provisions to protect you in the event of a highly leveraged transaction.

     The notes bear interest at the annual rate of 5.0% from June 9, 1999 or from the most recent date on which we have paid interest. We will pay interest in arrears on June 15 and December 15 of each year, commencing on December 15, 1999, to holders of record at the close of business on the preceding June 1 and December 1. However, interest payable upon redemption on a date of redemption that is not also an interest payment date will be payable to the person to whom principal is then payable.

     We generally will not be required to pay interest on any note that is converted into our common stock. However, we will pay interest when a note has been converted into our common stock during the period (an "interest payment period") beginning on the day after a record date for any interest payment and ending on the day before the interest payment date. In such circumstances, other than in connection with a fundamental change or during a period in which it has been called for redemption, the notes submitted for a conversion must be accompanied by funds equal to the interest payable on such interest payment date on the principal amount so converted. See "--Conversion of Notes."

     Interest may, at your option, be paid either:

     . by check mailed to the address of the person entitled to receive it as it appears in the note register, provided that if you hold an aggregate principal amount in excess of $10.0 million, you may, at your written election, be paid by wire transfer in immediately available funds or

     . by transfer to an account maintained by such person located in the United States; provided, however, that payment to the Depository Trust Company ("DTC") will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

     Interest will be computed on the basis of a 360 day year comprised of twelve 30-day months.

FORM, DENOMINATION AND REGISTRATION

     We have issued the notes in fully registered form, without coupons, in multiples of $1,000.

     No service charge will be made for any registration of transfer or exchange of notes but we may require payment of a sum sufficient to cover any tax or other payable in connection therewith.

     In case any note becomes mutilated, defaced, destroyed, lost or stolen, we will execute and, upon our request, the trustee will authenticate and deliver a new note dated the date of its authentication in exchange and substitution for such note upon surrender and cancellation of the old note or instead of and as a substitute for such note. In case your note is destroyed, lost or stolen, and you request a substitute note, you shall give us and the trustee security or indemnity satisfactory to each of us and them and, in case your note is destroyed, lost or stolen, you shall also give to us satisfactory evidence of the destruction, loss or theft of such note and of your ownership of the note. Upon issue of any substitute note, you may be required to pay us a sum sufficient to cover the fees and expenses for the issue.

     Book-Entry Notes. The notes were sold to "qualified institutional buyers," as defined in Rule 144A under the Securities Act, and are represented by one or more global notes, which have been deposited with, or on behalf of, DTC. These notes have been registered in the name of Cede & Co. as DTC's nominee. Except as described below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     You may hold your interests in a global note directly through DTC if you are a participant in DTC, or indirectly through organizations which are participants in DTC. Transfers between DTC participants will be effected in the ordinary way according to DTC rules and will be settled in same day funds. The laws of some states require that specified persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the global note to those persons may be limited.

     If you are not a DTC participant, you may beneficially own interests in a global note held by DTC only through DTC participants, or selected banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly ("indirect DTC participants"). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will not be entitled to have certificates registered in their names and will not be considered the holders of such global note.

     We will pay interest on, and the redemption price of, a global note to Cede & Co. by wire transfer of immediately available funds or by check on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We have been informed by DTC that, with respect to any payment of interest on, or the redemption price of, a global note, DTC's practice is to credit DTC participants' accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by such global note as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by DTC participants to owners of beneficial interests in the principal amount represented by a global note held through such DTC participants will be the responsibility of such DTC participants, as is now the case with securities held for the accounts of customers registered in "street name."

     Because you cannot hold a physical certificate representing your interest in a global note and because DTC can only act on behalf of DTC participants, your ability to pledge your interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of your interest, may be affected by the absence of a physical certificate representing your interest in a global note.

     Neither we, the trustee nor any registrar, paying agent or conversion agent under the indenture will have any responsibility for the performance by DTC or its DTC participants or indirect DTC participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by you, including, without limitation, the presentation of notes for exchange as described below, only at the direction of one or more DTC participants to whose account with DTC interests in a global note are credited, and only in respect of the principal amount of the notes represented by such global note as to which such DTC participant or DTC participants has or have given such direction.

     DTC has advised us that it is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its DTC participants, thereby eliminating the need for physical movement of certificates. DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include other organizations such as the placement agents. Some of these DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a DTC participant, either directly or indirectly.

     Although DTC has agreed to the procedures described above in order to facilitate transfers of interests in the global note among DTC participants, DTC is under no obligation to perform or continue to perform those procedures, and the procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed within 90 days, we will cause notes to be issued in definitive registered form in exchange for a global note.

     Beneficial owners of interests in global notes who desire to convert such interests into our common stock or to cause us to repurchase such interests on a repurchase date should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times for submitting requests for conversion or notices relating to repurchase of notes in the event of a fundamental change. See "-- Repurchase of Notes on Fundamental Change."

CONVERSION OF NOTES

     You may convert your notes into our common stock at any time prior to the close of business on the final maturity date of the notes, subject to any prior redemption by us. You may convert any notes or portions thereof in multiples of $1,000. The conversion price was $75.0441 per share as of November 30, 1999. The conversion price is subject to adjustment as described below. No payment or other adjustment will be made on conversion of any notes for interest accrued or for dividends on any of our common stock issued upon conversion unless the note is converted during an interest payment period. If any notes not called for redemption or subject to repurchase in the event of a fundamental change are converted during an interest payment period, the notes must be accompanied by funds equal to the interest payable on the next interest payment date on the principal amount so converted. The term "fundamental change" is described on page 21. We are not required to issue fractional shares of our common stock upon conversion of notes and, instead, may pay a cash adjustment based upon the market price of our common stock on the last business day prior to the date of conversion. In the case of notes called for redemption, conversion rights will expire at the close of business on the business day preceding the day fixed for redemption unless we default in the payment of the redemption price. You may convert a note which you have elected to be repurchased upon a fundamental change only if you withdraw your election to redeem according to the terms of the indenture.

     The conversion price is subject to adjustment upon specified events, including:

     . the issuance of our common stock as a dividend or distribution on our common stock

     . the issuance to all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to purchase or subscribe for our common stock (or securities convertible into our common stock) at less than the current market price as defined in the indenture, either per share purchased or security converted

     .    specified subdivisions and combinations of our common stock

     . the distribution of: (i) our capital stock (other than our common stock); (ii) evidences of our indebtedness; or (iii) our assets, including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid in cash, in each case to all or substantially all holders of our common stock

     . the distribution to all or substantially all holders of our common stock of all-cash distributions in an aggregate amount that (together with any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock completed within the preceding 12 months not requiring a change of the conversion price for the notes, and all other all-cash distributions to all or substantially all of our common stock made within the preceding 12 months not requiring a change of the conversion price for the notes) exceeds an amount equal to 10% of our market capitalization (determined as provided in the indenture) on the business day immediately preceding the day on which we declare such distribution and

     . the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that (together with any cash and the fair market value of any other consideration payable in respect of any other tender offer by us or any of our subsidiaries for our common stock completed within the preceding 12 months not requiring a change of the conversion price of the notes, and all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not requiring a change of the conversion price for the notes) exceeds an amount equal to 10% of our market capitalization (determined as provided in the indenture) on its expiration date.

     . the issuance by one of our partner companies of rights solely to all holders of our common stock to purchase the common stock of that partner company which is undertaking a "rights IPO"

     . the offer by one of our partner companies to holders of our common stock of an opportunity to purchase the common stock of that partner company which is undertaking a "directed share subscription program" as part of its initial public offering of common stock

     The adjustment to the conversion price upon a rights IPO will be made as follows:

          (i) dividing the average closing price of the rights (the "IPO rights") on the last 10 trading days that the IPO rights were publicly traded, by the number of shares of our common stock that are required, under the terms of the IPO rights, to allow a holder of our common stock to receive one IPO right (the "rights value per share"), then

          (ii) multiplying (A) the rights value per share by (B) the principal amount of each note divided by the conversion price in effect on the last day (the "expiration date") that the IPO rights are publicly traded (the "original conversion ratio" and, the product of such function, the "rights value per note"), then

          (iii)dividing (A) the rights value per note by (B) the closing price of our common stock on the expiration date minus the rights value per share, and then

          (iv) dividing (A) the principal amount of each note by (B) the sum of
               (iii) plus the original conversion ratio.

     These adjustments will be made successively upon each rights IPO, if any, and will be effective on the business day that follows the closing of a rights IPO.

     The adjustment to the conversion price upon a directed share subscription program will be made as follows:

          (i) dividing the difference (if any, and in each case only where (A) is a higher number than (B)) between (A) the average closing or last sale prices, as applicable, of the common stock of the partner company which is undertaking a directed share subscription program on the first four days that such common stock was publicly traded and (B) the initial public offering price of such common stock, by (C) the number of shares of our common stock required to subscribe for one share of common stock of the partner company (the "subscription value per share"), then

          (ii) multiplying (A) the subscription value per share by (B) the principal amount of each note divided by the conversion price in effect on the fourth day that the common stock of the partner company was publicly traded (the "relevant conversion ratio"), the product of such calculation being the "subscription value per note", then

          (iii)taking the subscription value per note and dividing by the conversion price in effect immediately prior to this adjustment, and then

          (iv) dividing (A) the principal amount of each note by (B) the sum of
               (iii) plus the relevant conversion ratio.

     These adjustments will be made successively upon each IPO which includes a directed share subscription program, if any, and will be effective on the fifth
business day following the closing of such an IPO.   To date, three partner
companies have included directed share subscription programs as part of their IPOs. Internet Capital Group, Inc. completed its IPO on August 10, 1999 and there was an adjustment to the conversion price from $77.625 to $76.0786 as a result of this IPO. U.S. Interactive, Inc. completed its IPO on August 13, 1999 and there was not any adjustment at that time to the conversion price as a result of this IPO because the minimum 1% change to the conversion price described below was not reached. Pac-West Telecomm, Inc. completed its IPO on November 9 and there was an adjustment to the conversion price from 76.0786 to 75.0441. This adjustment also included a .0093 reduction of the conversion price as a result of the U.S. Interactive IPO.

     In the case of:

     .    any classification of our common stock or

     . a consolidation, merger or contribution involving us or a sale or conveyance to another person of all or substantially all of our property or assets, in each case, as a result of which holders of our common stock shall be entitled to receive stock, other securities, other property or assets, including cash, with respect to or in exchange for our common stock, you will (provided your notes are still outstanding) generally be entitled after the reclassification, consolidation, merger, combination, sale or conveyance to convert the notes into the kind and amount of shares of stock, other securities or other property or assets, including cash, which you would have owned or been entitled to receive upon the reclassification, consolidation, merger, combination, sale or conveyance had the notes been converted into our common stock immediately prior to the reclassification, consolidation, merger, combination, sale or conveyance assuming that you would not have exercised any rights of election as to the stock, other securities or other property or assets, including cash, receivable in connection with such transaction.

     If we make a taxable distribution to holders of our common stock or in some other circumstances requiring an adjustment to the conversion price, you may, in specified circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of our common stock. See "Important United States Federal Income Tax Consequences" below for more information concerning some possible tax consequences of investing in the notes or the common stock issuable thereunder.

     We may from time to time and to the extent permitted by law, reduce the conversion price by any amount for any period of at least 20 days, in which case we shall give at least 15 days' written notice of such reduction, if our board of directors has made a determination that the reduction would be in our best interests, which determination shall be conclusive. We may, at our option, make reductions in the conversion price, in addition to those described above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as such for income tax purposes. For more information concerning some possible tax implications of investing in the notes, see "Important United States Federal Income Tax Consequences."

     No adjustment in the conversion price will be required unless it would require a change of at least 1% in the conversion price then in effect; provided that any adjustments that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

OPTIONAL REDEMPTION BY SAFEGUARD

     The notes are not entitled to any sinking fund. At any time on or after June 18, 2002, we may redeem the notes on at least 20 days' notice, as a whole or, from time to time, in part at the following prices, expressed as a percentage of the principal amount, together with accrued interest to, but excluding, the date fixed for redemption:

     . if redeemed during the period beginning June 18, 2002 and ending June 15, 2003, at a redemption price of 102.50% and

     .    if redeemed during the 12-month period beginning June 16:

                                                  REDEMPTION
                YEAR                                PRICE
                ----                            --------------
                2003.......................         101.67%
                2004.......................         100.83%
                2005.......................         100.00%

     and 100% at June 15, 2006,

provided in each case that if the date of redemption under this provision is after an interest payment record date and on or before an interest payment date, then the interest payable on such interest payment date shall be payable to you if you are the holder of record of the notes on the relevant record date.

     If less than all of the outstanding notes are to be redeemed, the trustee shall select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of such notes, such converted portion shall be deemed to be of the portion selected for redemption. On or after a redemption date, interest will cease to accrue.

     We may not give notice of any redemption of notes if a default in payment of interest on the notes has occurred and is continuing.

     We may at any time purchase notes in the open market at prices which may be greater or less than the optional prices listed above.

REPURCHASE OF THE NOTES UPON A FUNDAMENTAL CHANGE

     The indenture defines the term "fundamental change" to include any of:

     . a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becoming the "beneficial owner" of our voting shares (as defined below) to the extent that they may exercise 50% of our total voting power or

     . a change in our board of directors to the extent that less than a majority of the directors who constituted our board of directors one year prior to the date of the potential fundamental change remain in office at such date or

     . the occurrence of any transaction or event in connection with which all or substantially all our common stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive, consideration (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) or we sell or otherwise dispose of all or substantially all of our assets, unless the last sale price of our common stock for any of the five trading days before our announcement of such transaction is at least equal to 105% of the conversion price of the notes at that time, or if the consideration is in the form of cash or common stock listed (or, upon consummation of or immediately following such transaction or event which will be listed), on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices, and the aggregate fair market value of such cash and securities given in consideration is at least equal to 105% of the conversion price of the notes in effect on the day preceding the closing date of such transaction or

     .    our liquidation or dissolution.

     In this definition of fundamental change:

     . the term a "beneficial owner" shall be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture, except that the number of our voting stock shall include, in addition to all our outstanding voting shares and unissued shares deemed to be held by the "person" or "group" (as such terms are defined above) or other person with respect to which the fundamental change determination is being made, all unissued shares deemed to be held by all other persons.

     . the term "unissued shares" means voting shares not outstanding that are subject to options, warrants, rights to purchase or conversion privileges exercisable within 60 days of the date of determination of a fundamental change

     . the term "voting shares" means all our outstanding shares of any class or series of capital stock entitled to vote generally in the election of members of our board of directors and

     . the term "all or substantially all" in the context of a sale of assets means the sale of more than 50% of the book value of our assets in one or a related series of transactions; provided, that the sale of our interest in any one partner company, including CompuCom, shall not be deemed the sale of "all or substantially all."

     If a fundamental change occurs at any time prior to maturity of the notes, you shall have the right, at your option, to require us to repurchase any or all of your notes on the date (the "repurchase date") that is 30 days after the date of our notice of such fundamental change. The notes will be repurchased in multiples of $1,000 principal amount.

     We shall repurchase the notes at a price equal to 100% of the principal amount to be repurchased plus accrued interest to, but excluding, the repurchase date; provided that, if the repurchase date is after an interest record date and on or before an interest payment date, then the interest payable on the repurchase date shall be paid to you if you are the holder of record of the notes on the relevant record date.

     We will mail to you a notice of the occurrence of a fundamental change and of your repurchase right arising as a result of the fundamental change on or before the 20th day after the occurrence of the fundamental change. We are also required to deliver to the trustee a copy of such notice. To exercise the repurchase right, you must deliver, on or before the 30th day after the date of our notice of a fundamental change (the "fundamental change expiration time"), written notice of your exercise of such right, together with the notes to be repurchased, duly endorsed for transfer, to us or an agent designated by us for such purpose. Payment for notes surrendered for repurchase prior to the fundamental change expiration time will be made on the repurchase date. Your submission of such a notice, together with the relevant notes will be irrevocable on your part (unless we fail to repurchase the notes on the repurchase date) and your rights to convert the notes will expire on such submission.

     We will comply with the provisions of Rule 13e-4, which requires the dissemination of certain information to security holders in the event of a tender offer, and any other tender offer rules under the Exchange Act to the extent then applicable in the event that the repurchase option upon a fundamental change becomes available to you.

     Your repurchase rights could discourage a potential acquiror of Safeguard. The fundamental change redemption feature, however, is not the result of management's knowledge of any specific effort to obtain control of Safeguard by means of a merger, tender offer, solicitation or otherwise, or part of a plan of management to adopt a series of anti-takeover provisions. The term "fundamental change" is limited to specified transactions and may not include other events that might adversely affect our financial condition, nor would the requirement that we offer to repurchase the notes upon a fundamental change necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

     If a fundamental change were to occur, we cannot assure you that we will have sufficient funds to pay the repurchase price for all the notes tendered by all, or substantially all, the holders. The terms of our existing senior indebtedness could, and the terms of our other indebtedness then outstanding may also, prohibit the payment of the repurchase price in such a circumstance. In the event a fundamental change occurs at a time when we are prohibited from repurchasing the notes, we could seek the consent of our then-existing lenders to the repurchase of the notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we would remain prohibited from repurchasing the notes. In such case, our failure to repurchase tendered notes would constitute an event of default under the indenture, and may constitute a default under the terms of other indebtedness that we may enter into from time to time. In such circumstances, the subordination provisions in the indenture would likely restrict payments to holders of notes.

SUBORDINATION OF NOTES

     The notes are subordinated to the extent provided to the indenture to the prior payment in full of all our senior indebtedness. The notes also would be effectively subordinated to all indebtedness and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

     Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the holders of senior indebtedness will be entitled to receive payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, before you will be entitled to receive any payment of the principal of, or premium, if any, and interest, including liquidated damages (as defined below), if any, on the notes. In the event of any acceleration of the notes because of an event of default (as defined below), the holders of any senior indebtedness then outstanding would be entitled to payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all obligations in respect of such senior indebtedness before you are entitled to receive any payment or distribution in respect thereof.

     Notwithstanding the foregoing, if you or the trustee receives any payment or distribution of our assets of any kind in contravention of any of the subordination provisions of the indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the notes before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full of all senior indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the benefit of the holders of senior indebtedness.

     By reason of the subordination provisions described above, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and you may receive less, ratably, than other of our creditors. Such subordination will not prevent the occurrence of any event of default under the indenture.

     The term "senior indebtedness" means the principal of, premium, if any, interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post petition interest is allowable as a claim in any such proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our indebtedness (as defined below), whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements in the foregoing, unless in the case of any particular indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such indebtedness ranks equally with or junior to the notes. Notwithstanding the foregoing, the term senior indebtedness shall not include any of our indebtedness to any of our subsidiaries, a majority of the voting stock of which is owned, directly or indirectly, by us, or indebtedness evidenced by the notes.

     The term "indebtedness" means, with respect to any person and without duplication:

     . all liabilities for borrowed money or for the deferred purchase price of property or services

     . all obligations of such person evidenced by bonds, notes, debentures or other similar instruments or with respect to letters of credit, bank guarantees or bankers' acceptances

     . any obligation under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with generally accepted accounting principles, and to be accounted for as capital lease obligation

     . all obligations of such person, contingent or otherwise, with respect to a swap, cap or collar agreement or other similar instrument, agreement or arrangement designed to protect us against fluctuations in currency values or interest rates

     . all guarantees of indebtedness referred to in this definition by such person

     . indebtedness or other obligations described above which are secured by any mortgage, lien, pledge or other encumbrance existing on property which is owned or held by such person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such person and

     . any deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to any liability of the kind referred to above.

     As of September 30, 1999, on an unconsolidated basis Safeguard had approximately $247.4 million of indebtedness outstanding, all of which would have constituted senior indebtedness. Also, our consolidated subsidiaries had approximately $438.6 million of indebtedness, all of which would have been effectively senior to the notes. The indenture will not limit the amount of additional indebtedness, including senior indebtedness, which we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness or other liabilities that any of our subsidiaries can create, incur, assume or guarantee.

     We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee's claims for such payment will generally be senior to your claims in respect of all funds collected or held by the trustee.

EVENTS OF DEFAULT; NOTICE AND WAIVER

     The following would be events of default under the indenture:

     . failure by us to pay any principal of, or premium, if any (upon redemption or otherwise), on the notes, whether or not such payment is permitted to be made under the subordination provisions described above

     . failure by us to pay interest on the notes when due and payable, which continues for 30 days (whether or not such payment is permitted to be made under the subordination provisions described above)

     . failure by us to convert any note in accordance with the provisions of the indenture

     . failure by us to perform or observe any other covenant or agreement contained in the indenture or the notes which remains uncured for a period of 60 days following receipt of written notice of our failure from holders of at least 25% of principal amount of the outstanding notes or the trustee

     . failure by either us or one of our majority-owned subsidiaries (defined below) to pay principal at maturity of, or the occurrence and continuation of an event of default which results in the acceleration of any loan agreement, mortgage, indenture or other instruments under which there is issued or by which there is secured or evidenced any indebtedness (other than the notes) of either of us or one of our majority-owned subsidiaries, whether such indebtedness exists on the date of the issuance of the notes or is created thereafter and the principal amount of such indebtedness that, together with any such other indebtedness so accelerated or not paid at maturity, aggregates an amount equal to or greater than $25,000,000

     . the rendering of one or more final judgments, orders or decrees against us and/or any majority-owned subsidiary of ours in an aggregate amount equal to or in excess of $15,000,000 which are not vacated, satisfied, discharged or execution thereof stayed within a period of 45 days from the entry thereof and

     . certain events of bankruptcy, insolvency or reorganization relating to us.

     The term "majority-owned subsidiary" means any corporation or the entity of which securities or other ownership interests having ordinary voting power to elect a majority of our board of directors or other persons performing similar functions are at the time directly or indirectly owned by us.

     The trustee shall, within 90 days after the occurrence of any default known to it, give to the holders notice of all defaults of which the trustee is aware, unless such default has been cured or waived before giving of such notice; provided that the trustee may withhold such notice as to any default other than a payment default if it in good faith determines that the withholding of such notice is in your interests.

     The indenture provides that the holders of a majority in principal amount at maturity of the outstanding notes may on behalf of all holders waive any existing default or event of default and its consequences except a default or event of default in the payment on the notes, any default with respect to your conversion rights or any default in respect of any provision of the indenture that cannot be modified or amended without the consent of the holder of each note affected.

     Assuming the holders of a majority of the principal amount of the notes do not at any time waive an event of default, the indenture provides that if this event of default is continuing, the trustee or the holders of not less than 25% in principal amount of the notes then outstanding may declare the principal of, premium, if any, and accrued interest (including liquidated damages, if any) on the notes to be due and payable immediately. In the case of certain events of bankruptcy or insolvency, the principal of, premium, if any, and accrued interest (including liquidated damages, if any) on the notes shall automatically become and be immediately due and payable. However, if we cure all defaults, except the nonpayment of principal of, premium, if any, and interest (including liquidated damages, if any) on any of the notes which have become due by acceleration, and certain other conditions are met, with certain exceptions, such declaration may be canceled and past defaults may be waived at any time by the holders of a majority of the principal amount of the notes then outstanding. The indenture provides that any payment of principal, premium, if any, or interest (including liquidated damages, if any) that is not made when due, whether or not such payment is permitted to be made under the subordination provisions described above, will accrue interest, to the extent legally permissible, at the annual rate of five percent from the date on which such payment was required under the terms of the indenture until the date of payment.

     The holders of a majority in principal amount of the notes then outstanding have the right to direct in writing the time, method and place of conducting any proceedings for any remedy available to the trustee, subject to certain limitations specified in the indenture.

     The indenture provides that you may not pursue any remedy under the indenture, except for a default in the payment of principal, premium, if any, or interest (including liquidated damages, if any), on the notes, unless you have previously given to the trustee written notice of a continuing event of default, and the holders of at least 25% in principal amount of the outstanding notes have made a written request, and offered reasonable indemnity, to the trustee to pursue the remedy, and the trustee has not received from the holders of a majority in principal amount of the outstanding notes a direction inconsistent with such request and the trustee has failed to comply with such request within 60 days after receipt of such request.

     We are required to deliver an officers' certificate to the trustee within 90 days after the end of each of our fiscal years while the notes remain outstanding as to the signers' knowledge of our compliance with all conditions and covenants on our part contained in the indenture, and stating whether or not the signers know of any default or event of default. If any such signer knows of such a default or event of default, the officers' certificate shall describe the default or event of default and the efforts to remedy the same.

MODIFICATION OF THE INDENTURE

     We may, with the trustee, amend or supplement the indenture or the notes with the written consent of the holders of at least a majority in principal amount at maturity of the outstanding notes. The holders of a majority in principal amount at maturity of the notes outstanding may waive our compliance in a particular instance with any provision of the indenture or the notes without notice to you should you not be part of such majority. However, without the consent of the holder of each note affected thereby, an amendment, supplement or waiver may not:

     .    extend the maturity date of the notes

     .    extend any interest payment date

     .    reduce the principal amounts of the notes

     .    reduce the interest rate of the notes

     . reduce the percentage of the principal amount at maturity of outstanding notes whose holders must consent to an amendment, supplement or waiver

     . alter the conversion, redemption or repurchase provisions with respect to any note in a manner adverse to you

     . reduce the percentage of notes necessary to waive defaults or events of default

     . modify any of the subordination provisions in the indenture in a manner adverse to you

     .    make any note payable in money other than that stated in the note or

     . impair your right to institute suit for the enforcement of payment with respect to, or conversion of, the notes.

     We may, with the trustee, amend or supplement the indenture or the notes without notice to you or your consent in certain events, such as:

     . to comply with the certain conversion adjustment, liquidation and merger provisions described in the indenture

     . to cure any ambiguity, defect or inconsistency or to make any other change that does not adversely affect your rights

     .    to comply with the provisions of the Trust indenture Act or

     .    to appoint a successor trustee.

     No amendment to the indenture may be made that adversely affects the rights under the provisions described under "-- Subordination of Notes" above, of a holder of an issue of senior indebtedness unless the holders of that issue, pursuant to its terms, consent to such amendment.

REGISTRATION RIGHTS OF THE NOTEHOLDERS

     Under a Registration Rights Agreement with Credit Suisse First Boston Corporation, we are required to keep a shelf registration statement relating to these notes and the common stock issuable upon conversion of the notes effective for at least two years after the date the initial shelf registration statement is filed, or if either of:

     . the sale pursuant to the shelf registration statement of all the securities registered thereunder or

     . the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act, or any successor provision, subject to permitted exceptions occurring before that date, then we shall only be bound to keep the shelf registration effective until the date that the earlier of these events occurs.

     We are permitted to suspend the use of this prospectus under circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed 30 days in any three-month period or not to exceed an aggregate of 90 days in any 12 month period. We have agreed to pay predetermined liquidated damages ("liquidated damages"):

     . in respect of the notes, at a rate per annum equal to .5% of the principal amount of the notes and

     . in respect of any shares of common stock issued upon conversion of the notes, at a rate per annum equal to .5% of the then applicable conversion price,

to holders of restricted notes and holders of restricted shares of our common stock issued upon conversion of the notes if:

     . the shelf registration statement is not declared effective by the Securities and Exchange Commission prior to December 9, 1999 or

     . the prospectus is unavailable for periods in excess of those permitted above, for that period of excess unavailability.

     If you sell notes or our common stock issued upon conversion of the notes pursuant to the shelf registration statement, you will generally be required to be named as a selling holder in the related prospectus, deliver a prospectus to purchasers and be bound by certain provisions of the Registration Rights Agreement that are applicable to you, including certain indemnification provisions. We will pay all expenses of the shelf registration statement, provide to each registered holder copies of this prospectus, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resale of the notes and our common stock issued upon conversion of the notes. The plan of distribution of the shelf registration statement permits resales of the notes and our common stock issuable upon conversion of the notes by selling holders through brokers and dealers.

     You may request a copy of the Registration Rights Agreement from us.

DISCHARGE OF THE INDENTURE

     We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, after the notes have become due and payable, whether at stated maturity, or any other redemption date, or upon conversion or otherwise, cash or common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable by us under the indenture.

MERGERS AND CONSOLIDATION

     Subject to your right to require us to repurchase the notes in the event of a fundamental change, we may consolidate or merge with or into any other corporation, and we may sell, lease, convey, assign or otherwise transfer all or substantially all our property and assets to any other corporation, provided:

     . the resulting or surviving corporation or successor corporation (if other than us) is organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and expressly assumes, by supplemental indenture executed and delivered to the trustee, all our obligations under the notes and the indenture

     . immediately after giving effect to such transaction, no default or event of default has occurred and is continuing and

     .    certain other conditions are met.

Thereafter, in any such transaction (other than a lease) in which we are not the surviving or resulting corporation, we shall be released from all of our obligations under the indenture and the notes.

THE TRUSTEE

     Chase Manhattan Trust Company, National Association, is currently to serving as trustee under the indenture. The trustee is permitted to deal with us and any of our affiliates with the same rights as if it were not trustee; provided, however, that under the Trust Indenture Act, if the trustee acquires any conflicting interest (as defined in the Trust Indenture Act) and there exists a default with respect to the notes, it must eliminate such conflict or resign.

     The holders of a majority in principal amount at maturity of all outstanding notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee, provided that such direction does not conflict with any law or the indenture, is not unduly prejudicial to the rights of another holder or the trustee and does not involve the trustee in personal liability.

RULE 144A INFORMATION REQUIREMENT

     We have agreed to furnish to the holders or beneficial holders of the notes or the underlying shares of our common stock and prospective purchasers of the notes or the underlying shares of our common stock designated by the holders of the notes or the underlying shares of our common stock, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer "restricted securities" within the meaning of Rule 144 under the Securities Act, assuming such securities have not been owned by our affiliates.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES


     The following is a summary of the material United States federal income tax consequences of the acquisition, ownership, and disposition of the notes and our common stock into which the notes may be converted to U.S. Holders (as defined below). This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the Internal Revenue Service will not challenge one or more of the conclusions described herein, and Safeguard has not obtained, nor does it intend to obtain, a ruling from the Internal Revenue Service with respect to the United States federal income tax consequences of acquiring, or holding notes. This summary is addressed only to U.S. Holders that hold the notes and common stock into which the notes have or would be converted as capital assets within the meaning of section 1221 of the Code. This discussion does not address any of the United States federal income tax considerations relevant to persons other than U.S. Holders and does not purport to deal with all aspects of United States federal income taxation that may be relevant to a particular U.S. Holder in light of the Holder's circumstances (for example, persons subject to the alternative minimum tax provisions of the Code). Also, it is not intended to be applicable to all categories of investors, some of which (such as dealers in securities, banks, insurance companies, tax-exempt organizations, and U.S. Holders holding notes as part of a hedging or conversion transaction or straddle or other risk reduction transaction) may be subject to special rules. The discussion also does not discuss the tax consequences arising under the laws of any state, local or foreign jurisdiction.

     For purposes of this discussion, a beneficial owner of a note or our common stock is a U.S. Holder if for United States federal income tax purposes the beneficial owner is (i) an individual who is a citizen or a resident of the United States, (ii) a corporation or partner created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust, if both: (A) a United States court is able to exercise primary supervision over the administration of the trust, and
(B) one or more United States persons have the authority to control all substantial decisions of the trust.

     PERSONS CONSIDERING THE PURCHASE, OWNERSHIP, CONVERSION OR OTHER DISPOSITION OF NOTES OR THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL INCOME TAX CONSEQUENCES AND THE CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

THE NOTES

INTEREST

     A U.S. Holder will include payments of stated interest on the notes as ordinary interest income at the time such interest accrues or is received, in accordance with such Holder's method of accounting for United States federal income tax purposes.

SALE OR OTHER DISPOSITION

     Except as described under "Conversion," below, a U.S. Holder generally will recognize capital gain (or loss) on the sale or other disposition of a note (including on a redemption by reason of a fundamental change) in an amount equal to the excess (or shortfall) of (i) the amount realized by such Holder, which will not include amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income unless previously taken into account, over (or against) (ii) such Holder's adjusted tax basis in the note, which generally will equal the cost of the note to such Holder. In the case of individual U.S. Holders, long-term capital gains are subject to tax at a maximum 20% federal tax rate. Net capital gains of corporations are subject to tax at the same rates as ordinary income, with a maximum federal tax rate of 35%.

CONVERSION

     A U.S. Holder's conversion of a note into our common stock generally is not a taxable event (except with respect to cash received in lieu of a fractional share). Accordingly, a U.S. Holder's adjusted tax basis in our common stock received on conversion of a note will be the same as the Holder's adjusted tax basis in the note at the time of conversion (exclusive of any tax basis allocable to a fractional share), and the holding period for our common stock received on conversion will include the holding period of the note converted.

     Cash received in lieu of a fractional share of our common stock upon conversion of a note should be treated as a payment in exchange for such fractional share. Accordingly, the receipt of cash in lieu of a fractional share of our common stock should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and the Holder's basis in the fractional share. Such capital gain or loss will be long-term capital gain or loss if the note in respect of which such cash was received was held for more than one year.

CHANGES TO CONVERSION PRICE

     Under certain circumstances, adjustments to the conversion price of the notes pursuant to the antidilution provisions or otherwise may result in taxable dividends to noteholders under Section 305 of the Code.

     For example, if at any time:

     . Safeguard makes a distribution of cash or property (including rights to purchase property) to its shareholders or purchases common stock and such distribution or purchase would be taxable to such shareholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of Safeguard, but generally not stock dividends or rights to subscribe for common stock of Safeguard) and, pursuant to the anti-dilution provisions, the conversion price of the notes is decreased,

     . the conversion price of the notes is decreased at the discretion of Safeguard,

     . a distribution is made by a partner company of IPO Rights to Safeguard shareholders in circumstances that cause the conversion price to be decreased, or

     . a partner company conducts an IPO that includes a Directed Share Subscription Program in circumstances that cause the conversion price to be decreased,

such decrease in conversion price would entitle a noteholder to receive a greater number of shares of our common stock upon conversion and may be deemed to be the payment of a taxable dividend, to the extent of Safeguard's current or accumulated earnings and profits, to noteholders, pursuant to Section 305 of the Code. Such noteholders therefore could have taxable income as a result of an event pursuant to which they received no cash or property.

     The distribution of IPO rights or a directed share subscription program should not result in taxable dividends to noteholders in circumstances that do not cause the conversion price to be adjusted. See "DESCRIPTION OF NOTES -- Conversion of Notes."

THE COMMON STOCK

DIVIDENDS

     Distributions, if any, made on our common stock generally will be first includable in the income of a U.S. Holder as ordinary income to the extent of the U.S. Holder's ratable share of Safeguard's current or accumulated earnings and profits, and then treated as a tax-free return of capital to the extent of the Holder's tax basis in our common stock, and thereafter treated as capital gain from the sale or exchange of such stock.

SALE OR OTHER DISPOSITION

     A U.S. Holder generally will recognize capital gain (or loss) on the sale or other disposition of our common stock in an amount equal to the excess (or shortfall) of (i) the amount realized by such Holder, over (or against) (ii) such Holder's adjusted tax basis in our common stock. Such capital gain or loss will be long-term capital gain or loss if the holding period for such common stock (which, as discussed above, will include the holding period of the notes in respect of which our common stock was received) is more than one year. In the case of individuals, long-term capital gains with respect to property held for more than one year are subject to tax at a maximum 20% federal tax rate.
Net capital gain of corporations is subject to tax at the same rate as ordinary income, with a maximum federal tax rate of 35%.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Information reporting will apply to payments of interest or dividends, if any, made by Safeguard on, or the proceeds of the sale or other disposition of, the notes or shares of our common stock with respect to certain noncorporate U.S. Holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules will be allowable as a credit against the U.S. Holder's federal income tax, provided that the required information is provided to the Internal Revenue Service.


                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the notes and common stock into which the notes are convertible by the selling holders.

                         DESCRIPTION OF CAPITAL STOCK


     The following summarizes the terms of the Safeguard capital stock.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     . $500,000,000 shares of common stock, par value $0.10, authorized, and 34,825,229 shares outstanding as of November 12, 1999

     . 1,000,000 shares of preferred stock, par value $0.10, authorized, and none outstanding

COMMON STOCK

     Voting

     In elections to our board of directors:

     . Cumulative voting rights -- shareholders are entitled to cast that number of votes equal to the number of shares that they own multiplied by the number of directors to be elected

     On all other matters except as described under "Supermajority voting requirements" below:

     .    One vote for each share held of record

     .    Action taken by the vote of majority of votes cast

     Dividends

     . Subject to preferred stock rights, entitled to receive ratably declared dividends

     . Our board of directors may only declare dividends out of legally available funds

     Additional Rights

     . Subject to the preferred stock rights, entitled to receive ratably net assets which are available after payment of debts, upon liquidation, dissolution or winding up of Safeguard

     .    No preemptive rights

     .    No subscription rights

     .    No redemption rights

     .    No sinking fund rights

     .    No conversion rights

The rights and preferences of common shareholders are subject to the rights of any series of preferred stock Safeguard may issue.

PREFERRED STOCK

     By resolution of our board of directors, we may, without any further vote by our shareholders, authorize and issue an aggregate of 1,000,000 shares of preferred stock. The preferred stock may be issued in one or more classes or series. With respect to each class or series, our board of directors may determine the designation and the number of shares, voting rights, preferences, limitations and special rights, including any dividend rights, conversion rights, redemption rights and liquidation preferences. Because of the rights that may be granted, the issuance of preferred stock may delay or prevent a change of control.

SUPERMAJORITY VOTING REQUIREMENTS

     The vote by the holders of 80% of the voting power of all shares of stock entitled to vote in the election of directors is required for any of the following actions:

     . the merger or consolidation of Safeguard or any subsidiary of Safeguard

     . the sale or other disposition of substantially all of Safeguard's or any Safeguard's subsidiary's assets or

     . the sale or lease of assets of Safeguard or any subsidiary of Safeguard if:

          .    the assets have a fair market value in excess of $2,000,000 and

          . the other party owns at least 5% of any class of capital stock of Safeguard.

     This 80% voting requirement, however, is not applicable in the following circumstances:

     . our board of directors approved the agreement relating to the transaction prior to the time the other party acquired its 5% interest or

     . our board of directors, acting prior to the time the other party acquired its 5% interest, approved the transaction.

     This 80% voting requirement can only be amended or repealed with the approval by the vote of the holders of 80% of the voting power of all shares of stock entitled to vote in the election of our directors.

PENNSYLVANIA ANTI-TAKEOVER LAWS

     The Pennsylvania corporate law contains provisions applicable to publicly held Pennsylvania corporations that may be deemed to have an anti-takeover effect. Safeguard specifically opted out of all of these provisions, except for those described below.

     Under Section 1715 of the Pennsylvania corporate law, directors of the corporation are not required to regard the interests of the shareholders as being dominant or controlling in considering the best interests of the corporation. The directors may consider, to the extent they deem appropriate, such factors, including:

     . the effects of any action upon any group affected by such actions including shareholders, employees, suppliers, customers and creditors of the corporation and upon communities in which offices or other establishments of the corporation are located

     . the short term and long term interests of the corporation, including benefits that may accrue to the corporation from its long term plans and the possibility that these interests may be best served by the continued independence of the corporation

     . the resources, intent and conduct of any person seeking to acquire control of the corporation and

     .    all other pertinent factors.

     Section 1715 further provides that any act of our board of directors, a committee of our board of directors or an individual director relating to or affecting an acquisition or potential or proposed acquisition of control to which a majority of disinterested directors have assented will be presumed to satisfy the standard of care set forth in the Pennsylvania corporate law, unless it is proven by clear and convincing evidence that the disinterested directors did not consent to such act in good faith after reasonable investigation. As a result of this and the other provisions of the Pennsylvania corporate law, directors are provided with broad discretion with respect to actions that may be taken in response to acquisitions or proposed acquisitions of corporate control.

     Chapter 25, Subchapter F of the Pennsylvania corporate law is designed to regulate certain business combinations between most publicly traded Pennsylvania corporations and interested shareholders. In general, Subchapter F prohibits the consummation of enumerated business combination transactions during a five year moratorium period. The moratorium period does not apply to:

     . business combinations with persons who became interested shareholders with the approval of our board of directors

     . business combinations that were approved prior to the date on which the shareholder became an interested shareholder

     . business combinations approved by a majority of disinterested shareholders at a meeting at least three months after the interested shareholder acquires at least 80% of the outstanding voting stock if the consideration paid to other holders of the corporations's outstanding securities satisfies fair price requirements set forth in Subchapter F of the Pennsylvania corporate law

     . business combinations approved by all of the holders of the outstanding shares

     The moratorium period runs from the date on which the interested shareholder becomes an interested shareholder. Generally, a shareholder becomes an interested shareholder the date the shareholder first acquires beneficial ownership of 20% or more of the corporation's voting shares. After the moratorium period, the corporation can undertake a business combination with an interested shareholder only upon approval of disinterested shareholders holding a majority of the voting shares or in a transaction approved by shareholders that satisfies the fair price provisions referred to above.

     Section 1715 and Subchapter F may discourage open market purchases of our common stock or a nonnegotiated tender or exchange offer for our common stock of a corporation and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transactions. In addition, Section 1715 and Subchapter F may have a depressive effect on the price of our common stock.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar with respect to our common stock is ChaseMellon Shareholder Services, L.L.C.

                                SELLING HOLDERS

     The notes were originally issued by Safeguard and sold by Credit Suisse First Boston in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by Credit Suisse First Boston to be qualified institutional buyers or other institutional accredited investors. Selling holders, which term includes their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

     The following table sets forth information, as of November 29, 1999, with respect to the selling holders and the respective principal amounts of notes beneficially owned by each selling holder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling holders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling holders upon termination of any such sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

                                    PRINCIPAL
                                AMOUNT OF NOTES
                                  BENEFICIALLY                COMMON STOCK
                                OWNED AND OFFERED            OWNED PRIOR TO                    COMMON STOCK
           NAME                    HEREBY (1)             THE OFFERING (1)(2)                OFFERED HEREBY (2)
---------------------------     -----------------        ---------------------               ------------------
Associated Electric & Gas
 Insurance Services                 $    360,000                       4,797                             4,797

JMG Convertible Investments, L.P.   $  3,500,000                       46,639                           46,639

Triton Capital Investments, Ltd.    $  3,500,000                       46,639                           46,693

National Bank of Canada             $    800,000                       10,660                           10,660

Conseco Direct Life                 $    625,000                        8,328                            8,328

Palladin Securities LLC             $    625,000                        8,328                            8,328

PGEP III, LLC                       $    450,000                        5,996                            5,996

University of South Florida         $    350,000                        4,663                            4,663

Lord Abbett & Co. Oxford Fund       $  1,250,000                       16,656                           16,656

Lord Abbett Bond Debenture Fund     $  6,850,000                       91,279                           91,279

ELF Aquitaine                       $    150,000                        1,998                            1,998

Employee Benefit
 Convertible Securities Fund        $    400,000                        5,330                            5,330

Nations Capital Income Fund         $  5,200,000                       69,292                           69,292


                                    PRINCIPAL
                                AMOUNT OF NOTES
                                  BENEFICIALLY                COMMON STOCK
                                OWNED AND OFFERED            OWNED PRIOR TO                    COMMON STOCK
           NAME                    HEREBY (1)             THE OFFERING (1)(2)                OFFERED HEREBY (2)
---------------------------     -----------------        ---------------------               ------------------
Pacific Innovations Trust
 Capital Income Fund                $    400,000                        5,330                            5,330

BNP Arbitrage SNC                   $  8,000,000                      106,603                          106,603

Fidelity Financial Trust:
Fidelity Convertible Securities
 Fund                               $    900,000                       11,992                           11,992

OCM Convertible Trust               $  1,060,000                       14,125                           14,125

Delta Air Lines Master
 Trust, c/o Oaktree Capital
 Management, LLC                    $    865,000                       11,526                           11,526

State Employees'
 Retirement Fund of the
 State of Delaware                  $  1,080,000                       14,391                           14,391

State of Connecticut
 Combined Investment Funds          $  2,500,000                       33,313                           33,313

Partner Reinsurance                 $    330,000                        4,397                            4,397
 Company Ltd.

Chrysler Corporation
 Master Retirement Trust            $  2,105,000                       28,050                           28,050

Motion Picture Industry             $    255,000                        3,398                            3,398
 Health Plan-Active Member
 Fund

Motion Picture Industry
 Health Plan-Retiree
 Member Fund                        $    125,000                        1,665                            1,665

Vanguard Convertible
 Securities Fund, Inc.              $  1,575,000                       20,987                           20,987

Boulder Capital, Inc.               $  1,950,000                       25,984                           25,984

Onex Industrial Partners
 Limited                            $  1,950,000                       25,984                           25,984

Boulder II Limited                  $  8,750,000                      116,598                          116,598

Pebble Capital Inc.                 $    850,000                       11,326                           11,326

Fiduciary Trust Company
 International                      $    750,000                        9,994                            9,994

Credit Suisse First
 Boston Corporation                 $ 40,933,000                      545,452                          545,452

Any other holder of notes
 or future transferee from
 any such holder (3)(4).......      $ 98,438,000                    1,311,720                        1,311,720
                                    ------------                   ----------                       ----------

     Total....................      $200,000,000                    2,665,099                        2,665,099
                                    ============                   ==========                       ==========

--------------------------------------------------------------------------------
_______________________________
(1)  Includes common stock into which the notes are convertible.
(2) Assumes a conversion price of $75.0441 per share and a cash payment in lieu of any fractional interest.
(3) Information concerning other selling holders of notes will be set forth in prospectus supplements from time to time, if required.

(4) Assumes that any other holders of notes or any future transferee from any such holder does not beneficially own any common stock other than common stock into which the notes are convertible at the conversion price of $75.0441 per share.

     None of the selling holders has had any material relationship with us or our affiliates within the past three years. All of the notes were "restricted securities" under the Securities Act prior to this registration.

     We have agreed to file the registration statement to register the resale of the notes and the shares of common stock issuable upon conversion of the notes. We agreed to prepare and file all necessary amendments and supplements to the registration statement to keep it effective until the earlier of (1) September 7, 2001 and (2) the date on which the notes and the common stock into which the notes are convertible no longer qualify as "registrable securities" under the Registration Rights Agreement.

     Information concerning the selling holders may change from time to time and any such changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the per share conversion price, and therefore the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock into which the notes are convertible may increase or decrease.

                             PLAN OF DISTRIBUTION

     The selling holders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions, which may involve crosses or block transactions (1) on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale, (2) in the over-the-counter market, (3) in transactions otherwise than on such exchanges or services or in the over-the-counter market, (4) through the writing of options, whether such options are listed on an options exchange or otherwise, or (5) through the settlement of short sales. In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the notes or the common stock into with the notes are convertible and deliver these securities to close out such short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

  The aggregate proceeds to the selling holders from the sale of the notes or common stock into which the notes are convertible offered by them hereby will be the purchase price of such notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our common stock is listed for trading on the New York Stock Exchange. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

     In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any notes or common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

     To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a Registration Rights Agreement for the benefit of holders of the notes to register the resale of their notes and common stock under applicable federal securities laws under certain circumstances and at certain times. The Registration Rights Agreement provides for cross-indemnification of the selling holders and Safeguard and their respective directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay all of our expenses and substantially all of the expenses incurred by the selling holders incident to the offering and sale of the notes and the common stock, provided that each selling holder will be responsible for payment of commissions, concessions and discounts of underwriters, broker-dealers or agents.

                                 LEGAL MATTERS


     The validity of the notes and the shares of our common stock issuable upon conversion of the notes will be passed upon for Safeguard by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.


                                    EXPERTS


     The consolidated financial statements and schedules of Safeguard Scientifics, Inc., as of December 31, 1998, and 1997, and for each of the years in the three year period ended December 31, 1998, have been incorporated by reference herein and in this prospectus in reliance upon the reports of KPMG LLP, independent certified public accountants, which are based partially upon the reports of other auditors, incorporated by reference herein and elsewhere in this prospectus, upon the authority of said firm as experts in accounting and auditing.

     The audited financial statements of Cambridge Technology Partners (Massachusetts), Inc., not separately presented in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report thereon is incorporated herein by reference to the Safeguard Scientifics, Inc. Current Annual Report on Form 10-K. Such financial statements, to the extent that have been included in the financial statements of Safeguard Scientifics, Inc., have been so included in reliance on the report of such independent accountants given on the authority of said firm as experts in auditing and auditing.

     The audited financial statements of Docucorp International, Inc., not separately presented in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report thereon is incorporated herein by reference to the Safeguard Scientifics, Inc. Current Annual Report on Form 10-K. Such financial statements, to the extent that have been included in the financial statements of Safeguard Scientifics, Inc., have been so included in reliance on the report of such independent accountants given on the authority of said firm as experts in auditing and auditing.

     The audited financial statements of USDATA Corporation, not separately presented in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report thereon is incorporated herein by reference to the Safeguard Scientifics, Inc. Current Annual Report on Form 10-K. Such financial statements, to the extent that have been included in the financial statements of Safeguard Scientifics, Inc., have been so included in reliance on the report of such independent accountants given on the authority of said firm as experts in auditing and auditing.

     The financial statements of Sanchez Computer Associates, Inc. have been audited by Arthur Andersen LLP as stated in their report, which is incorporated herein by reference to Safeguard's Current Annual Report on Form 10-K, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of OAO Technology Solutions, Inc., not presented separately herein, have been audited by Deloitte & Touche LLP as stated in their report, which is incorporated herein by reference to Safeguard's Current Annual Report on Form 10-K, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

================================================================================

We have not authorized any person to give you any information or to make any representations other than those contained in this prospectus. You should not rely on any information or representations other than those contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the convertible subordinated notes and the common stock into which the notes are convertible. It is not an offer to sell or a solicitation of an offer to buy securities if the offer or solicitation would be unlawful. The affairs of Safeguard may have changed since the date of this prospectus. You should not assume that the information in this prospectus is correct at any time subsequent to its date.


                                 $200,000,000


                          SAFEGUARD SCIENTIFICS, INC.


             5.0% CONVERTIBLE SUBORDINATED NOTES DUE JUNE 15, 2006

                               -----------------
                                  PROSPECTUS
                               -----------------

                               December 6, 1999

================================================================================

                                       46